Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 24, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 6 to Registration Statement on Form S-1 Filed September 23, 2013 File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2013. Amendment No. 6 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on September 23, 2013. As per the company’s conversation with Kevin Vaughn we are providing additional information regarding question #5 Item #1 in SEC Comment letter dated 9/30/13:

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

Question #5. Further to the above, we note that you allocated $212,400 of the purchase price for this acquisition to a customer intangible list. Please respond to the following comments:

•
Giving consideration to the fact that Edible Gardens was formed just weeks before the transaction, revise the filing to explain the nature of the customer intangible list that you acquired. Provide additional details discussing how you determined the fair value of those customer list assets and also how you determined the useful life of this acquired asset.

The company felt as though the value was reasonable for both quantitative and qualitative reasons considering the Vande Vrede family brought long-term relationships with multiple retailers throughout the Northeast and provided those lists to the newly formed Edible Garden Corp..  Based upon the historical sales the Vande Vrede’s have done through their family flower cultivation business to the same retailers and the company’s expectation that fresh produce will drive greater sales and cash flows, the company’s internal cash flow model leads us to expect to recapture that expense in the 2014 fiscal year.  The company has already begun to experience an increase in revenue and expects corresponding margins to rise with the completion of the new facility.  If we consistently service these relationships in the same manner the Vande Vrede’s have over the years the useful life is difficult to determine, as it is a factor of their need for the company’s products and the company’s ability to produce up to their standards.  The new facility is being constructed to fulfill visible demand from retailers and while no firm written contracts exist the company has had conversations with multiple retailers, including Shoprite, BJ’s Wholesale and others regarding their appetite for the company’s products as well as additional lines.  The company’s products are in approximately 400 retailers throughout the Northeast, which is a direct result of the relationships and lists that Terra Tech Corp acquired with the company’s purchase of Edible Garden Corp.

We urge all persons who are responsible	Very truly yours,

	By:	/s/ Thomas E. Puzzo

Thomas E. Puzzo